UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37954

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__

                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **International Research Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2550 Pacific Ave. Suite 800

(No. and Street)

Dallas	TX	75226
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Holland	469-4097891	mholland@intlrs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

McBee & Co. P.C.

(Name – if individual, state last, first, and middle name)

718 Paulus	Dallas	TX	75214
(Address)	(City)	(State)	(Zip Code)

09/22/2009	3631
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Holland, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of International Research Securities, Inc., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

INTERNATIONAL RESEARCH SECURITIES, INC.

Financial Statements

With Supplemental Information

Year Ended December 31, 2025

INTERNATIONAL RESEARCH SECURITIES, INC.

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

FINANCIAL STATEMENTS

Statement of financial condition 2

Statement of operations 3

Statement of changes in stockholder's equity 4

Statement of cash flows 5

Notes to financial statements 6-11

Supplemental Information

Schedule I: Computation of Net Capital Under Rule 15c3-1 12-13
of the Securities and Exchange Commission

Schedule II: Reconciliation of the Computation of Net Capital 14
Under Rule 15c3-1 of the Securities and Exchange
Commission

Schedule III: Computation for Determination of Reserve 15
Requirements and Information Relating to the Possession or
Control Requirements Under Rule 15c3-3 of the Securities
and Exchange Commission

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 16
ON MANAGEMENT'S EXEMPTION REPORT

BROKER-DEALER ANNUAL EXEMPTION REPORT 17



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of International Research Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of International Research Securities, Inc. as of December 31, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of International Research Securities, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of International Research Securities, Inc.'s management. Our responsibility is to express an opinion on International Research Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to International Research Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements,

McBee & Co.

Dallas Office | 718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500
www.mcbeeco.com

INTERNATIONAL RESEARCH SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$	583,979
Commissions receivable		58,635
Securities owned at fair value		2,115,645
Other assets		13,272
TOTAL ASSETS	**$**	**2,771,531**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	$	25,785
Commissions payable		6,772
Acccrued interest payable on SBA loan		22,877
SBA Loan		1,636,300
Total Liabilities		1,691,734

Stockholder's Equity

Common Stock, 100,000 shares authorized of $1.00 par value, 11,000 shares issued and outstanding	11,000
Additional paid-in-capital	491,682
Retained earnings	577,115
Total Stockholder's Equity	1,079,797
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 2,771,531**

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL RESEARCH SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

Revenues

Mutual fund commission income	$	517,994
Insurance commission income		183,334
529 Plan income		1,043
Dividend income		210,751
Miscellanoues income		10
Total Revenues		913,132

Expenses

Compensation	341,325
Regulatory fees and expenses	9,326
Occupancy	33,581
Professional fees	48,470
Interest expense	61,193
Other operating expenses	57,148
Total Expenses	551,043
Income before other income and provision for taxes	362,089
Realized and unrealized net gains on securities owned	171,765
Income before provision for taxes	533,854
Provision for state income taxes	-

Net Income	$	533,854

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL RESEARCH SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Common Stock	Additional Paid-in-Capital	Retained Earnings	Total
Balance, December 31, 2024	$ 11,000	$ 491,682	$ 368,261	$ 870,943
Stockholder distributions	-	-	(325,000)	(325,000)
Net Income	-	-	533,854	533,854
Balance, December 31, 2025	$ 11,000	$ 491,682	$ 577,115	$1,079,797

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL RESEARCH SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 533,854
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Realized and unrealized net gain on securities owned	(171,765)
Changes in assets and liabilities	
Increase in commissions receivable	(16,489)
Increase in other assets	(1,554)
Increase in accounts payable	2,169
Increase in commissions payable	2,001
Decrease in accrued interest payable on SBA loan	(32,394)
Net cash provided (used) by operating activities	315,822
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sale of investments	240,269
Dividends re-invested in securities owned	(193,679)
Net cash provided (used) by investing activities	46,590
CASH FLOWS FROM FINANCING ACTIVITIES	
Stockholder distributions	(325,000)
Net cash used in financing activities	(325,000)
Net increase in cash and cash equivalents	37,412
Cash and cash equivalents at beginning of year	546,567
Cash and cash equivalents at end of year	$ 583,979
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Interest payments	$ 93,588

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation:

International Research Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to municipal securities broker, including 529 plans, mutual fund retailer on application way only basis and broker selling variable life insurance or annuities. The Company does not hold customer funds or securities. The Company's customers are located throughout the United States. The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles and to general practices within the securities industry.

Cash and Cash Equivalents:

Cash and cash equivalents consists of deposits with banks, money market funds, and all highly liquid investments, with maturities of less than ninety days, which are not segregated and deposited for regulatory purposes.

Current Expected Credit Losses (CECL):

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the statement of financial condition that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

Commissions receivable are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for credit losses on these receivables. Management records an allowance for credit losses based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

NOTE 1 – Summary of Significant Accounting Policies (Continued)

Leases:

The Company accounts for its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a short-term non-cancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease.

The Company has elected, for all underlying classes of assets, not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

Revenue Recognition:

The Company earns revenue for selling unaffiliated mutual funds, variable annuity products, and 529 plans. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage to, amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long client holds their investment or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

Income Taxes:

The Company files as an "S" corporation for Federal income tax purposes. The Company's net income is taxed at the shareholder level rather than at the corporate level for Federal income tax purposes, and thus, no provision for Federal income taxes has been made in the accompanying financial statements. The Company is liable for income taxes in the State of Texas, subject to certain exemptions.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's federal and state income tax returns are subject to examination over various statutes of limitations, generally ranging from three to five years.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 – Summary of Significant Accounting Policies (Continued)

Segment Reporting:

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of 529 plans, mutual funds, and variable annuity commissions. The Company has identified its President as the chief operating decisions maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or to pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

Fair Value of Financial Instruments:

Securities owned are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*, as described in Note 7. The increase or decrease in fair value is credited or charged to operations.

The Company's other financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

NOTE 2 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2025, the Company had net capital of $688,021 and net capital requirements of $112,783. The Company's ratio of aggregate indebtedness to net capital was 2.5 to 1.

NOTE 3 – Exemption from Rule 15c3-3

The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to municipal securities broker, including 529 plans, mutual fund retailer on application way basis only and broker selling variable life insurance or annuities.

NOTE 4 – Contingencies

There are currently no asserted claims or legal proceedings against the Company; however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have adverse impact on the financial condition, results of operations, or cash flows of the Company. The Company had no commitments or contingencies that were required to be accrued or disclosed.

NOTE 5 – Concentration of Credit Risk

The Company is engaged in brokerage activities in which counterparties primarily include mutual funds, 529 plans, and variable annuity companies throughout the United States. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash, cash equivalents, and securities at fair market value. The Company places its cash with three high credit quality institutions. At times, such cash may be in excess of the FDIC insurance limits or SIPC protection. The Company believes that it is not exposed to any significant risk related to cash.

NOTE 6 – Related Party Transactions

The sole stockholder of the Company, a registered securities representative, generates most of the Company's revenues and related compensation expense. The Company is economically dependent upon the sole stockholder due to the concentration of services he provides. The Company and various entities are under common control, and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

NOTE 7 – Securities Owned

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Following is the description of the valuation methodologies used for the Company's assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025.

Mutual Funds – Mutual funds are generally priced at the ending net asset value ("NAV") provided by the service agent of the mutual funds.

Level 1:
Mutual funds	$2,115,645
Securities owned at fair value	$2,115,645

NOTE 8 – Market Risks and Uncertainties

Mutual funds are subject to market, or systematic, risk because there is no way to predict or control what will happen in the future or whether a given mutual fund will increase or decrease in value. The Company's mutual fund investments are subject to market or economy decline, causing the investments to lose value regardless of the performance or profitability of the issuing entity. This risk and uncertainty can subject the Company to losses that can affect its net capital requirement.

NOTE 9 – Liabilities Subordinated to Claims of General Creditors

During the year ended December 31, 2025, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 10 – Recently Issued Accounting Pronouncements

Recently issued accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position or results of operations. The Company plans to adopt any new standards in line with prospective timelines.

NOTE 11 – Long-Term SBA Loan

In April 2022, the Company received a $1,486,300 low-interest Economic Injury Disaster Loan (EIDL) loan from the Small Business Administration (SBA) that helps businesses overcome the effects of the pandemic by providing working capital to meet operating expenses. The loan was consolidated with the $150,000 SBA loan received in March 2021 for a total SBA loan of $1,636,300. The loan is a 30-year loan with a 3.75% interest rate, where monthly payments of $7,799 started in October 2023. The Company has accrued interest on the loan of $22,877 at December 31, 2025. The loan is secured by the Company's tangible and intangible property and guaranteed by the stockholder. Maturities of the loan payable are as follows:

Year Ending December 31,	Amount
2026	$ 16,549
2027	33,418
2028	34,693
2029	36,016
2030	37,390
Thereafter	1,478,234
	$ 1,636,300

NOTE 12 – Office Lease

The Company leases office space under a twelve-month agreement which will expire August 31, 2026. Rental expense for the office lease totals $33,581 for the year.

NOTE 13 – Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through March 3, 2026, which represents the date the financial statements were available for issuance and concluded that no additional disclosures are required.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2025

INTERNATIONAL RESEARCH SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2025

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$ 1,079,797
Deductions and/or charges	
Non-allowable assets:	
Commissions receivable	(51,863)
Other assets	(13,272)
Net capital before haircuts on securities positions	1,014,662
Haircuts on securities (computed, where applicable, pursuant pursuant to Rule 15c3-1(f))	(326,641)
Net Capital	$ 688,021

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Acccounts payable	$ 25,785
Commissions payable	6,772
Accrued interest payable on SBA loan	22,877
SBA loan	1,636,300
Total aggregate indebtedness	$ 1,691,734

See accompanying report of independent registered public accounting firm.

Schedule I (continued)

INTERNATIONAL RESEARCH SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2025

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 112,783
Minimum dollar Net Capital Requirement of Reporting Broker or Dealer	$ 5,000
Minimum Net Capital Requirement	$ 112,783
Net Capital in Excess of Minimum Required	$ 575,238
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 518,848
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.5 to 1

See accompanying report of independent registered public accounting firm.

Schedule II

INTERNATIONAL RESEARCH SECURITIES, INC.
Reconciliation of the Computation of Net Capital
under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2025

	Amounts Based on Original FOCUS Report	Amounts Based on Amended FOCUS Report	Difference Increase (Decrease)
Net Capital			
Total member's equity from statement of financial condition	$ 1,081,010	$ 1,079,797	$ (1,213)
Deduction and/or charges:			
Non-allowable assets included in the following statement of financial condition capitions:			
Commissions receivable	(51,863)	(51,863)	-
Other assets	(13,272)	(13,272)	-
Total deductions and/or charges	(65,135)	(65,135)	-
Haircuts on securities (computed, where applicable, pursuant to Rule 5c3-1(f))	(326,641)	(326,641)	-
Net capital	$ 689,234	$ 688,021	$ (1,213)
Minimum net capital required	112,701	112,783	82
Excess net capital	$ 576,533	$ 575,238	$ (1,295)
Total aggregate indebtedness	$ 1,690,521	$ 1,691,734	$ 1,213
Ratio of aggregate indebtedness to net capital	2.5 to 1	2.5 to 1	

See accompanying report of independent registered public accounting firm.

INTERNATIONAL RESEARCH SECURITIES, INC.
Computation for Determination of Reserve Requirements and Information Relating to the Possession or
Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2025

EXEMPTIVE PROVISIONS

The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to municipal securities broker, including 529 plans, mutual fund retailer on application way basis only and broker selling variable life insurance or annuities. As a Non-Covered Firm, the Computation of Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

Report of Independent Registered Public

Accounting Firm on Management's

Exemption Report



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of International Research Securities, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) International Research Securities, Inc. ("the Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to municipal securities broker, including 529 plans, mutual fund retailer on application way only basis where the funds are payable to the issuer or its agent and not the company, and broker selling variable life insurance or annuities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, December 31, 2025, without exception.

International Research Securities, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements throughout the most recent fiscal year, December 31, 2025.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about International Research Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

McBee & Co., PC

Dallas, Texas
March 3, 2026

Dallas Office | 718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500
www.mcbeeco.com



INTERNATIONAL RESEARCH SECURITIES, INC.

BROKER-DEALER ANNUAL EXEMPTION REPORT

DECEMBER 31, 2025

International Research Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the company limits its business activities exclusively to municipal securities broker, including 529 plans, mutual fund retailer on application way only basis where the funds are payable to the issuer or its agent and not the company, and broker selling variable life insurance or annuities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

INTERNATIONAL RESEARCH SECURITIES, INC.

I, Michael Holland, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
Michael Holland
CEO

____1 – 6_____, 2026

2550 Pacific Ave., Ste 800* Dallas, TX * 75226 * p 469-409-7891*

Member FINRA, SIPC